WARDROP

September 21st, 2007 0728700101-LTR-L0001-00

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sir/Madame

Subject PolyMet Mining Corp./Technical Report on the NorthMet Deposit, Minnesota, USA

I, Pierre Desautels, P.Geo. of Wardrop Engineering Inc., do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled "Technical Report on the NorthMet Project, Minnesota, USA", dated September 21st, 2007 (Document No. 0728700101-REP-L0002-02) in support of the news release titled "PolyMet Reports a 51% Increase in Mineral Resources at NorthMet" by PolyMet Mining Corp. dated August 9th, 2007.

I also certify that I have read the news release titled "PolyMet Reports a 51% Increase in Mineral Resources at NorthMet" being filed by PolyMet Mining Corp. dated August 9th, 2007 and it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 21st day of September, 2007.

SIGNED

"Original document, revision 00 signed and sealed by Pierre Desautels, P.Geo."

Pierre Desautels, P.Geo.
Senior Geologist
Wardrop Engineering Inc.

330 Bay Street, Suite 604
Toronto, Ontario M5H 2S8
Canada
Phone: 416-368-9080
Fax: 416-368-1963

Internet: www.wardrop.com